SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934 [Fee Waived]

For the Fiscal Year Ended December 31, 2002	Commission File Number 0-1928

Full Title of the Plan:

THE AES CORPORATION PROFIT SHARING AND

STOCK OWNERSHIP PLAN

Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of its Principal Executive Office:

THE AES CORPORATION

1001 North 19th Street

Arlington, VA   22209

Page 1 of [15] sequentially numbered pages.

The Exhibit Index is on Page [13].

The AES Corporation
Profit Sharing And
Stock Ownership Plan

Financial Statements for the Years Ended December 31,
2002 and 2001, Supplemental Schedules for the
Year Ended December 31, 2002, and
Independent Auditors’ Report

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of The AES Corporation

Profit Sharing and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The AES Corporation Profit Sharing and Stock Ownership Plan (the “Plan”) as of December 31, 2002 and December 31, 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The schedules are the responsibility of the Plan’s management.  Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 13, 2003
McLean, Va

THE AES CORPORATION PROFIT SHARING AND

STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001

Cash	$790,350	$609,213
Investments, at fair value (Notes 2 and 3):
Common stocky—The AES Corporation	34,738,004	132,378,872
Self-direct option—common stock	3,002,410	5,139,214
Money market funds	19,674,092	20,613,324
Mutual funds	25,596,041	24,233,515
Participant loans (Note 6)	3,707,595	4,254,658

Total investments, at fair value	86,718,142	186,619,583

Total cash and investments	87,508,492	187,228,796

RECEIVABLES:
Employer contributions	9,545,686	2,188,831
Participant contributions	706,925	751,233

Total receivables	10,252,611	2,940,064

NET ASSETS AVAILABLE FOR BENEFITS	$97,761,103	$190,168,860

See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND

STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

ADDITIONS TO NET ASSETS:
Contributions:
Employer	$15,434,655	$7,824,549
Participant	10,881,892	11,839,634

Total additions	26,316,547	19,664,183

DEDUCTIONS FROM NET ASSETS:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments (Note 5)	(114,940,830)	(306,210,493)
Interest and dividends	2,846,965	705,830

Total investment (loss) income	(112,093,865)	(305,504,663)

Transfers from other plans (Note7)	3,132,073

Withdrawals and distributions	(9,762,512)	(16,896,889)

NET DECREASE	(92,407,757)	(322,401,552)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	190,168,860	492,906,229

End of year	$97,761,103	$190,168,860

See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1.                                      PLAN DESCRIPTION

The AES Corporation Profit Sharing and Stock Ownership Plan (the “Plan”) was established on April 1, 1989, as the successor plan to the Applied Energy Services, Inc.  Employee Profit Sharing Plan, the Applied Energy Services, Inc. Employee Stock Ownership Plan, the AES Deepwater Division Employee Profit Sharing Plan, the AES Beaver Valley Division Employee Profit Sharing Plan, and the BV Partners Employee Profit Sharing Plan.

Effective July 15, 2002 and October 10, 2002, all of the assets of The AES Corporation Employee Stock Ownership Plan (“ESOP”) and the Thermo Ecotek Affiliates Retirement Savings Plan (“Thermo Ecotek”), respectively, were transferred into the Plan (see Note 7).

The following description of the Plan provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that covers eligible regularly scheduled full-time and part-time employees of The AES Corporation (the “Company”) and its participating subsidiaries. Eligible employees may enroll in the Plan upon commencement of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  As of December 31, 2002, approximately 45% of the Plan’s assets were invested in the common stock of The AES Corporation (the “Company”).

Contributions—Participants may make pre-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service.  Participants may also make after-tax contributions to the Plan.  During 2002 and 2001, the Company matched participant pre-tax and after-tax contributions up to 5.0% of compensation, as defined by the Plan, on a dollar for dollar basis.  Matching contributions made by the Company are paid in common stock of The AES Corporation.

In addition, unless otherwise provided under the Plan, the Company may make profit sharing contributions to the Plan that are allocated to a participant’s account on the basis of the participant’s compensation, as defined by the Plan.  Profit-sharing contributions are made in the Company’s common stock.  During 2002 and 2001, the Company contributed 7.5% and 1.5%, respectively, of compensation as profit sharing allocations.

Participant Accounts—Each participant’s account is credited with the participant’s and the employer’s contributions and an allocation of the Plan’s earnings or losses.  Allocations are based on the balance of each investment type in the participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder.  These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives, and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.

Under the terms of the Plan, participants can choose to invest their contributions in common stock of The AES Corporation and various money market and mutual funds including Franklin Small-Mid Cap Growth Fund, Van Kampen Growth & Income Fund, Massachusetts Investment Growth Stock Fund, ING Pilgrim International Value, AIM Global Financial Services, PIMCO Innovation Fund, ING Pilgrim Small Cap Opportunities, Eaton Vance Worldwide Health Sciences, Mercury International Value Fund, PIMCO Total Return Fund, State Street Aurora Fund, Van Kampen Emerging Growth Fund, Alliance Quasar Fund, Calvert Income Fund, Eaton Vance Income Fund of Boston, Calvert Social Investment Fund Equity, PIMCO Renaissance Fund, MFS Utilities Fund and in the following Merrill Lynch funds:  Equity Index Trust I, Retirement Preservation Trust, Balanced Capital Fund, Basic Value Fund, US Government Mortgage Fund, Fundamental Growth Fund, Global Smallcap Fund, Global Allocation Fund, or in any combination thereof in increments of 10% at their discretion.  Participants can allocate their investment among the common stock of The AES Corporation or any of the funds at their discretion.  Such investment options are selected by the administrative committee of the Plan.

The Plan also allows participants the opportunity to direct the investment of all or a portion of their account balance through a self-directed brokerage account whereby participants may  purchase certain investments outside those otherwise offered under the Plan.

Vesting—Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon.  Vesting in employer profit sharing contributions is based on years of continuous service.  A participant vests 20% per year and is fully vested after five years of credited service.

Withdrawals and Distributions—The value of participants’ contributions plus the value of all vested Company contributions are payable to participants upon retirement, death, or upon termination of employment with the Company.  At each participant’s election, the entire distribution may be made as a single lump sum payable in common stock of The AES Corporation, cash, or a combination of both.  Rollovers are also permitted under the Plan.  The participants also have the option of receiving the value of their Plan account in substantially equal cash installments over a period not to exceed twenty years.

Forfeitures—Participants who leave the Company who have not completed five years of credited service forfeit the value of the Company’s profit sharing contributions in which they are not then vested.  Forfeitures are applied to reduce the Company’s contributions in subsequent years.

Administration—The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company.  Merrill Lynch Trust Company is the Plan Trustee.  Administrative, legal, and all other expenses of the Plan are paid by the Company.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—The Plan’s financial statements are prepared on the accrual basis of accounting.  Participant contributions are recorded when paid.

Valuation of Investments—All money market and other mutual funds are stated at their quoted market prices at December 31, 2002 and 2001.  All participant loans are valued at cost, which approximates fair value.

The Company’s stock is traded on the New York Stock Exchange (“NYSE”).  The Plan’s investment in the Company’s stock is stated at quoted market value.  At December 31, 2002 and 2001, the quoted market value of the Company’s common stock was $3.02 and $16.35 per share, respectively.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

3.                                      INVESTMENTS

The participants’ and the Company’s contributions to the Plan and Plan earnings are invested in various money market, mutual funds or Company stock at the direction of the participants.  The following tables present the fair values of investments as of December 31, 2002 and 2001.

	December 31, 2002		December 31, 2001

Cash	$790,350		$609,213
Investments at quoted market value:
The AES Corporation common stock	34,738,004	*	132,378,872	*
Self Direct Option common stock	3,002,410		5,139,215
Money market funds:
Merrill Lynch Retirement Preservation Fund	15,694,975	*	15,631,216	*
Merrill Lynch Equity Index Trust I Fund	3,979,117		4,982,109
Mutual funds:
Merrill Lynch Fundamental Growth Fund	4,825,860		5,587,641
Merrill Lynch Basic Value Fund	4,783,733		5,620,431
Merrill Lynch Global Allocation Fund	2,771,940		3,079,438
Merrill Lynch US Government Mortgage Fund	2,729,152		2,296,778
Other	10,485,356		7,649,225
Participant loans	3,707,595		4,254,658

Total cash and investments	$87,508,492		$187,228,796

The above investments indicated with an “*” represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001, respectively.

4.                                      THE AES CORPORATION COMMON STOCK

Contributions made by the Company are paid in common stock of The AES Corporation and are therefore considered nonparticipant-directed investments in accordance with AICPA Statement of Position 99-3 (Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters)  After a participant’s account is credited with the Company’s contribution, each participant can immediately choose to direct his or her allocation in any investment option offered under the Plan.  Information about the net assets and the significant components of the changes in net assets relating to The AES Corporation common stock is as follows as of December 31, 2002 and 2001, and for the years then ended:

	2002	2001

NET ASSETS RELATED TO AES COMMON STOCK
Common Stock—The AES Corporation, 11,502,650 and 8,096,569 shares in 2002 and 2001, respectively	$34,738,004	$132,378,872

Employer Contribution Receivable	9,545,686	2,188,831

Net assets available for participants’ benefits	$44,283,690	$134,567,703

CHANGES IN AES RELATED NET ASSETS:
Net (depreciation) appreciation	$(109,024,310)	$(301,662,422)
Interest	149,399	147,245
Employer contributions	15,434,655	7,824,549
Participant contributions	706,925	5,051,518
Benefits paid to participants	(3,397,494)	(4,557,382)
Transfers from (to) participant-directed investments	5,846,811	7,122,347

Net change	(90,284,014)	(286,074,145)

Common Stock—The AES Corporation, beginning of year (1)	134,567,704	420,641,848

Common Stock—The AES Corporation, end of year (1)	$44,283,690	$134,567,703

(1)  Includes the value of the AES Common Stock distribution to the Plan subsequent to year-end to satisfy the employer contribution.

5.                                      NET (DEPRECIATION) APPRECIATION IN FAIR VALUE OF INVESTMENTS

During the years ended December 31, 2002 and 2001, the Plan’s investments (including investments bought, sold, as well as held during the period) (depreciated) appreciated in value by $(114,940,830) and $(306,210,493), respectively, as follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001

The AES Corporation common stock	$(109,024,310)	$(301,662,422)
Self Direct Option common stock		(9,306)
Money market funds	(1,210,744)	(707,038)
Mutual funds	(4,705,776)	(3,831,727)

Net (depreciation) appreciation in fair value	$(114,940,830)	$(306,210,493)

6.                                      PARTICIPANT LOANS

Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant’s vested account balance.  Loans are repayable over periods up to five years (ten years for loans to purchase a principal residence).  The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan.  Interest on all loans is allocated to the participant’s account from which the loan was funded.  Principal and interest are paid ratably through monthly payroll deductions.  Interest rates on outstanding loans as of December 31, 2002, ranged from 4.75% to 10% with maturities from 2003 to 2013.

Former employees are prohibited from obtaining loans except to the extent required by law.

7.                                      PLAN MERGER

Effective July 15, 2002 and October 10, 2002, all of the assets of The AES Corporation Employee Stock Ownership Plan and the Thermo Ecotek Affiliates Retirement Savings Plan, respectively, were transferred into the Plan.  Assets totaling $3,132,073 were transferred into the Plan as a result of the mergers.

8.                                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their account.

9.                                      TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service on September 25, 2002.  The Company believes that the Plan, as designed and in operation, is in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.                               PLAN AMENDMENTS

In accordance with the terms of the Plan, the Company is authorized to amend the Plan.  Since the adoption of the Plan, the Company has periodically amended the Plan to comply with the requirements of the Internal Revenue Code of 1986, as amended, as well as to implement design changes.  No significant amendments were made during the year ended December 31, 2002, except as indicated below.

In the current year AES, in order to more efficiently provide retirement benefits to AES employees, elected to merge the ESOP and Thermo Ecotek into the Plan.  All of the assets of the ESOP and Thermo Ecotek were transferred into the Plan during the year ending December 31, 2002.

On August 15, 2002, the plan was amended to 100% vest the account balances of participants who ceased participation in the Plan in connection with the sale of AES NewEnergy, Inc. pursuant to that certain Stock Purchase Agreement, dated as of June 11, 2002, by and between AES, AES Capital Funding, LLC, Constellation Energy Group, Inc. and CEG Acquisition, LLC.

On October 17, 2002, the Plan was amended to allow certain non-union employees of Indianapolis Power and Light Company (IPL), a wholly owned subsidiary of The AES Corporation, to elect to irrevocably waive out of the Plan, thereby becoming eligible  to return to active participation in the IPL Retirement Plan and IPL Thrift Plan, effective December 31, 2002.

* * * * * *

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Cash		$790,350

*	THE AES CORPORATION	Common stock per share, 11,502,650 shares	34,738,004

*	MERRILL LYNCH	Retirement Preservation Trust Fund, 15,694,975 shares	15,694,975

*	MERRILL LYNCH	Fundamental Growth Fund per share, 373,808 shares	4,825,860

*	MERRILL LYNCH	Global Allocation Fund per share, 242,514 shares	2,771,940

*	MERRILL LYNCH	US Govt Mortgage Fund per share, 263,686 shares	2,729,152

*	MERRILL LYNCH	Balanced Capital Fund per share, 106,997 shares	2,381,764

*	MERRILL LYNCH	Basic Value Fund per share, 204,783 shares	4,783,733

*	MERRILL LYNCH	Equity Index Trust Fund per share, 63,513 shares	3,979,117

*	MERRILL LYNCH	Global Small Cap Fund Class A, per share, 12,177 shares	172,793

	Franklin	Small Mid Cap Growth Fund, 4,833 shares	106,085

	Van Kampen	Growth and Income Fund, 79,608 shares	1,137,599

	Massachusetts	Investment Growth stock Fund, 17,731 shares	163,654

	ING	Pilgrim International Value Fund, 15,107 shares	155,450

	AIM	Global Financial Services Fund, 4,062 shares	76,328

	Pimco	Innovation Fund, 9,272 shares	99,855

	ING	Pilgrim Small Cap Opportunity Fund, 1,340 shares	22,165

	Evergreen	Worldwide Health Sciences, 50,180 shares	383,874

	Mercury HW	International Value Fund, 35,935 shares	596,154

	Pimco	Total Return Fund, 187,714 shares	2,002,909

	State Street	Aurora Fund, 35,980 shares	928,294

	Van Kampen	Emerging Growth Fund, 4,689 shares	132,525

	Alliance	Quasar Fund, 47,729 shares	661,045

	Calvert	Income Fund, 34,374 shares	562,361

	Eaton Vance	Income of Boston Fund, 10,148 shares	55,410

	Calvert	Social Investment Equity Fund, 1,816 shares	47,942

	Pimco	Renaissance, 49,568 shares	720,713

	MFS	Utilities Fund, 12,198 shares	78,436

	Self Direct Options		3,002,410

*	Participant loans Interest
	(4.75%-10%)		3,707,595

	TOTAL		$87,508,492

(*) Transactions in these investments are considered to be party-in-interest transactions under Department of Labor regulations.

THE AES CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE PERIOD ENDED DECEMBER 31, 2002

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/(Loss)

The AES Corporation	Common Stock - purchases	$9,944,984	$	$9,944,984	$9,944,984	$

The AES Corporation	Common Stock - sales		2,599,904	6,355,060	2,599,904	(3,755,156)

NOTE:            The item listed above represents all transactions or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION

	BY:	/s/
Barry J. Sharp
Executive Vice President,
Chief Operating Officer, and Chief Financial Officer

Date: June 30, 2003

EXHIBIT INDEX

EXHIBIT 23.1

Independent Auditors’ Consent

EXHIBIT 99.1

Certification of Periodic Financial Reports